SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 105224 / April 14, 2026

Admin. Proc. File No. 3-22536

In the Matter of

MANUKA, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of each class of the company's securities
registered under Exchange Act Section 12.

APPEARANCES:

Samantha Williams and *Gina Joyce*, for the Division of Enforcement.

Respondent Manuka, Inc. (CIK No. 1062128; ticker: MNKA) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be deemed to be in default.[2] We now deem Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registration of each class of Respondent's securities registered under Section 12 of the Securities Exchange Act of 1934.

I. Background

A. The Commission issued an OIP against Respondent alleging that it violated the Exchange Act and the rules thereunder by failing to file required periodic reports.

On September 9, 2025, the Commission issued the OIP against Respondent under Exchange Act Section 12(j). The OIP alleged that, by failing to file required periodic reports, Respondent violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 (requiring annual reports) and 13a-13 (requiring quarterly reports). According to the OIP, Respondent is a void Delaware corporation located in Petach Tikva, Israel, with a class of securities registered with the Commission under Exchange Act Section 12. The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2023. Respondent's EDGAR filing history reflects that Respondent made that filing on November 21, 2023, and confirms the OIP's allegations regarding Respondent's delinquency.[3]

The OIP alleges that Respondent either failed to heed a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations or did not receive such letter because it failed to maintain a valid address on file with the Commission. The OIP further alleges that, as of August 4, 2025, unsolicited quotations for Respondent's common stock were submitted on the Expert Market tier of OTC Link ATS, whose parent company is OTC Markets Group Inc.

Through the OIP, the Commission instituted these proceedings to determine if the OIP's allegations are true and whether it is necessary and appropriate for the protection of investors to suspend or revoke the registration of each class of Respondent's securities registered under Exchange Act Section 12. The OIP directed Respondent to file an answer to the OIP's allegations within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[4] The OIP informed Respondent that if it failed to answer, it could be deemed to be

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[1] *Manuka, Inc.*, Exchange Act Release No. 103917, 2025 WL 2612000 (Sept. 9, 2025).

[2] *Manuka, Inc.*, Exchange Act Release No. 104465, 2025 WL 3707822 (Dec. 19, 2025).

[3] *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . .").

[4] 17 C.F.R. § 201.220(b).

in default, the allegations of the OIP could be deemed true as provided in the Rules of Practice,[5] and the proceeding could be determined against Respondent upon consideration of the OIP.

B.   Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP but did not answer it.[6] On December 19, 2025, more than ten days after service on Respondent, the Commission ordered Respondent to show cause by January 2, 2026, why the Commission should not deem Respondent to be in default due to its failure to file an answer or otherwise to defend this proceeding and revoke the registration of each class of its registered securities.[7] The Commission warned Respondent that if it failed to respond to the order to show cause, the Commission could deem Respondent to be in default and the allegations of the OIP to be true, determine the proceeding against Respondent without a public hearing, and revoke the registration of its securities. Respondent did not answer the OIP or respond to the show cause order.

II.   Analysis

A.   We deem Respondent to be in default and deem the OIP's allegations to be true.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, we may deem the respondent to be in default under Rule 155(a).[8] Rule 155(a) permits us to deem such a respondent to be in default and to "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[9] Because Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent to be in default and to deem the allegations of the OIP to be true.

B.   Relief is warranted under Exchange Act Section 12(j).

Exchange Act Section 12(j) authorizes us, as we deem necessary or appropriate for the protection of investors, to revoke the registration of a security if we find, on the record after

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5   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

6   The record shows that the OIP was delivered by certified mail to Respondent's registered agent as listed with the Delaware Secretary of State. *See* Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii) (authorizing service on a corporation by delivering a copy of the OIP to any "agent . . . authorized by appointment or by law to receive such notice").

7   The order to show cause was delivered by certified mail to Respondent's registered agent. The registered agent submitted a statement in response to that order asserting that it "no longer ha[s] any active agreement" with, and lacks current delivery instructions for, Respondent. The registered agent did not, however, challenge service of the OIP. Accordingly, the registered agent's statement does not negate the validity of the prior service of the OIP.

8   17 C.F.R. § 201.220(f).

9   *Id.* § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

notice and opportunity for hearing, that the security's issuer has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[10] For the reasons explained below, we find it appropriate to revoke the registration of Respondent's securities.

1. **We find that Respondent violated the Exchange Act by failing to file required periodic reports.**

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered under Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[11] The periodic reports must be filed even if the registration is voluntary.[12] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[13] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[14] A violation of these provisions does not require scienter.[15]

The allegations of the OIP, deemed true, and Respondent's EDGAR filing history, establish that Respondent had a class of securities registered with the Commission under Exchange Act Section 12, and that it has failed to file required periodic reports as described above. The record thus shows that Respondent violated Exchange Act Section 13(a) and the rules thereunder.

2. **We deem it necessary and appropriate to revoke the registration of each class of Respondent's securities that is registered under Exchange Act Section 12.**

Because Respondent failed to make filings required by the Exchange Act and the regulations thereunder, Section 12(j) authorizes us, as we deem "necessary or appropriate for the protection of investors," to revoke the registration of Respondent's securities.[16] We apply a multifactor test to determine an appropriate sanction, considering, among other things:

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10   15 U.S.C. § 78*l*(j).

11   *See id.* §§ 78m(a), 78*l*.

12   *See* Exchange Act Section 12(g)(1), 15 U.S.C. § 78*l*(g)(1) (permitting voluntary registration); Exchange Act Section 13(a), 15 U.S.C. § 78m(a) (requiring filing of periodic reports, in accordance with Commission rules and regulations, by every issuer of a security registered under Section 12).

13   17 C.F.R. §§ 240.13a-1, .13a-13.

14   15 U.S.C. § 78m(a).

15   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

16   15 U.S.C. § 78*l*(j); *see also id.* § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[T]he seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other . . . factors would justify a sanction less than revocation."[19]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[20] Indeed, Respondent remains delinquent and has filed no periodic reports since the issuance of the OIP.[21] These violations are serious because "reporting requirements are 'the primary tool[s] [that] Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[22] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . [,] depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[23] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of

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[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold Res. Corp.)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[20]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics*, 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21]   *See Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[22]   *Am.'s Sports Voice, Inc. (n/k/a Milagro Holdings, Inc.)*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (first alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

[23]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

culpability.'"[24] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

The Commission has recognized that, "in any deregistration[,] current shareholders could be harmed by a diminution in the liquidity and value of their stock by virtue of the deregistration."[25] But Respondent's failure to timely file periodic reports has harmed, and continues to harm, both current and prospective shareholders because they must make investment decisions without the current and comprehensive financial information that those reports would provide.[26] Respondent, which has defaulted, has failed to make any showing to justify another sanction (let alone a strongly compelling one). We accordingly find it necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's securities registered under Exchange Act Section 12.

An appropriate order will issue.

By the Commission (Chairman ATKINS and Commissioners PEIRCE and UYEDA).

Vanessa A. Countryman
Secretary

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[24]   *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

[25]   *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 WL 1835958, at *4 (July 5, 2006).

[26]   *See LegacyXChange, Inc.*, Exchange Act Release No. 96401, 2022 WL 17345980, at *7 (Nov. 29, 2022) (finding that respondent's failure to timely file periodic reports harmed both current and prospective investors); *China-Biotics*, 2013 WL 5883342, at *14 (finding that "[a]ll investors in the marketplace, both current and prospective, have been deprived of timely reports that accurately reflect the company's financial situation and material business developments").

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 105224 / April 14, 2026

Admin. Proc. File No. 3-22536

In the Matter of

MANUKA, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of each class of the securities of Manuka, Inc. (CIK No. 1062128; ticker: MNKA) registered under Section 12 of the Securities Exchange Act of 1934 is hereby revoked under Exchange Act Section 12(j).

The revocation is effective as of April 15, 2026.

By the Commission.

Vanessa A. Countryman
Secretary